NO ACT

DC
PE
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041687

Received SEC

MAR 0 3 2008

Washington, DC 20549

March 3, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2008

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Re: Ford Motor Company
Incoming letter dated January 3, 2008

Dear Mr. Sherry:

This is in response to your letter dated January 3, 2008 concerning the shareholder proposal submitted to Ford by William B. Thrower. We also have received a letter from the proponent dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: William B. Thrower
4931 South Nelson Drive
Katy, TX 77493

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. William B. Thrower (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal that requests the Compensation Committee of the Board to adopt a policy requiring mandatory review of all executive compensation and that until such time as the Company is profitable for five consecutive years, such compensation be limited to $10,000 per week with no other perks including, cash bonuses, autos, memberships, stock, options or any other extra remuneration (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2008 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting.

The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth.

The Company received the Proposal on December 6, 2007. On July 2, 2007, the Company received a proposal from Mrs. Evelyn Y. Davis (the "Prior Proposal"). The Prior Proposal requests the Board to take the necessary steps to eliminate future stock option grants for senior executives. As noted above, the Proposal requests that the Company limit executive compensation to $10,000 per week and eliminate, among other things, stock option grants to executive personnel until such time as the Company achieves five consecutive years of profitability.

Although the terms of the First Proposal and the Proposal are nominally different, the principal thrust and focus of each of the proposals is the same, i.e., to limit the amount of compensation paid to senior executives. Notably, both the Proposal and the Prior Proposal propose to eliminate granting of stock options to executives as a method to limit executive compensation. Two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting No-Action Requests under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where the proposals differ in terms and scope. The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Release No. 34-12598* (July 7, 1976).

Recently the Staff has reaffirmed is position of granting No-Action Relief when a proposal substantially duplicates the principal thrust and focus of a previously submitted proposal. In *JPMorgan Chase & Co.* (March 5, 2007), a later proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a prior proposal requesting that JPMorgan's compensation committee adopt a policy that a significant portion of restricted stock and restricted stock units require the achievement of performance goals prior to vesting. Even though the proposals differed in breadth, the focus and thrust were substantially similar and, thus, the subsequent proposal was allowed to be omitted.

Likewise, in *Constellation Energy Group, Inc.* (February 19, 2004) the Staff allowed exclusion of a later proposal that requested the company's compensation committee to utilize performance and time based restricted share programs in lieu of stock options. In *Constellation,* the first proposal requested that the company's compensation committee replace the current system of compensation for executives with a commonsense executive compensation program including limiting the CEO's salary, annual bonus, long-term equity grants, and severance arrangements. Although the two proposals differed significantly in terms and breadth, the thrust and focus were substantially similar. *See also, General Motors Corporation* (April 5, 2007) and *Time Warner Inc.* (March 3, 2006).

Implicit in the "principal thrust or focus" test is the concern that the presence of multiple proposals in the same proxy statement that address the same issue in different terms creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. For instance, if the Prior Proposal and the Proposal received a majority of votes, it would be uncertain whether or not the Board could award stock options only after five years of profitability or not at all. Similarly, it would be uncertain whether or not the Board could award stock awards (which the Prior Proposal advocates in lieu of options) at any time or only grant stock awards after five years of profitability. This is precisely the type of uncertainty that Rule 14a-8(i)(11) was intended to avoid. Consequently, the Company respectfully requests the concurrence of the Staff that the Proposal may be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. William B. Thrower (via Federal Express)

EXHIBIT 1

4931 S. Nelson Dr.
Katy, TX 77493
281-574-3856
December 06, 2007

Ford Motor Company
Peter Sherry, Jr.
Corporate Secretary
One American Road
Dearborn, MI 48126-2798

Dear Mr Sherry:

I am submitting the following shareholder proposal for the 2008 Annual Meeting :

RESOLVED: That shareholders of Ford Motor Company urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring mandatory review of all executive compensation, and that until such time as the company is profitable for five (5) consecutive years, such compensation shall be limited to no more than $10,000.00 per week with the same fringe benefits that are offered to all employees. No other perks including, but not limited to, cash bonuses, autos, memberships, stock, options or any other extra remuneration shall be given executive personnel.

SUPPORTING STATEMENT : Ford has generated a net loss 3 of the last 6 years (2001-2006) with a cummulative net loss during this period of $14,329,000,000.00. The stock price decreased about 69% during this time. In 2001 there were three quarterly dividends of $0.30 and one of $0.15 which turned into $0.10 quarterly dividends thereafter till they ceased in mid 2006. Tens of thousands of employees have separated from the company, retiree health care benefits reduced, and wages for hourly new-hires slashed. Yet in 2006/2007 the company paid bonuses in the tens of millions of dollars which resulted in large scale ridcule around the world.

How can we as stockholders continue to allow dearly needed cash for product development and restructuring be siphoned off for the short term enhancement of a few? All employees of the company should forgo bonuses untill the company is firmly on profitable ground again and that should begin with our executive leaders.

Stockholders are still waiting to see their bonuses in the form of dividends and rising stock prices. After profitability returns, reward amply the company executives and employees whose diligence and efforts achieved this profitability success. I strongly encourage all stockholders to approve this proposal thereby demonstrating our commitment to principle, deed and fiscal responsibility while returning Ford to a very successful worldwide automobile manufacturer.

Sincerely,
William B. Thrower
William B. Thrower

4931 S. Nelson Drive
Katy, TX 77493
December 06, 2007

Ford Motor Company
Peter Sherry, Jr.
Corporate Secretary
One American Road
Dearborn, MI 48126-2798

Dear Mr. Sherry:

I, William B. Thrower, have owned over $2000 of Ford stock thru the Ford Stock Fund via TESPHE for the past year and will continue to do so through the date of the shareholder meeting in 2008.

Sincerely,

William B. Thrower

William B. Thrower

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 10, 2007

William B. Thrower
4931 S. Nelson Dr.
Katy, Texas 77493

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Thrower:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your email of December 7, 2007. The cover letter requests that the proposal relating to the Compensation Committee limiting the compensation paid to executives until the Company has achieved profitability for five consecutive years (the "Proposal") be included in the Company's proxy materials for the 2008 Annual Meeting of Shareholders. Thank you for including evidence of eligible share ownership with your email.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2008 proxy materials if we believe substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions relating to the Proposal, please contact me at the number above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

[redacted]

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

EXHIBIT 2

CERTIFIED RETURN
RECEIPT REQUESTED

June 26,2007

(202) 737-7755

Bill Ford, Chairman
FORD MOTOR COS.
Dearborn, Mich.

Dear Bill:

This is a formal notice to the management of FORD that Mrs. Evelyn Y. Davis, who is the owner of 500 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 08. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ~~named~~ senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

REASONS: "Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options."

"There are other ways to "reward" ~~named~~ senior executive officers, including giving them actual STOCK instead of options.

"Recent scandals involving CERTAIN financial institutions have pointed out how analysts CAN manipulate earnings estimates and stock prices."

"If you AGREE, please vote YOUR proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Bill: Please acknowledge

CC: SEC in D.C.

4931 South Nelson Drive
Katy, Texas 77493
January 11, 2008

RECEIVED
2008 JAN 17 AM 11:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Council
100 F Street, N.E.
Washington, D.C. 20549

Re: Ford Shareholder Proposal by William B. Thrower for Annual Meeting 2008
Re: Ford letter of 03 January 2008, request for no-action

Subject: Rebuttal to Ford's claims for omission from Proxy via Rule 14a-8(i)(11)

Ladies and Gentlemen:

Based upon the arguments hereinafter presented, I ask that the Staff recommend enforcement action to the Commission should the stockholder proposal (Exhibit I) be omitted from the Ford proxy statement for the Company's 2008 Annual Meeting.

The Proposal is not excludable under Rule 14a-8(i)(11) as it does not substantially duplicate the "Prior Proposal" of Mrs. Evelyn Davis. The "Prior Proposal's" focus and goal differ completely from the focus and goal of this Proposal.

The "Prior Proposal" seeks to eliminate stock options as a means of compensation for executives but does not seek to eliminate or to reduce executive compensation. In the reasons section of the "Prior Proposal" Mrs. Davis explicitly states "There are other ways to 'reward' senior executive officers, including giving them actual STOCK instead of options."

The apparent concern behind the "Prior Proposal" is the temptation and ease of the many methods by which a stock's price may be manipulated for individual(s) gain while potentially causing serious and long - term consequences to the underlying health and value of the Company. This is certainly a significant threat to the shareholders and should be addressed.

Proponent's Proposal to limit compensation and benefits while eliminating all other perks until five (5) consecutive years of profitability are achieved has a completely different focus. This Proposal seeks to focus ALL employees on the mission of returning this Company to profitability while simultaneously demonstrating to the world that all Stakeholders in Ford Motor Company are placing all possible resources to work to achieve that goal. Otherwise, the public often views executive bonuses and perks as outrageous management style when a company not only loses billions and billions of dollars but, also, faces the specter of bankruptcy.

Such management style has become a significant social policy issue over the past decade. Further, when bonuses are paid within a flailing company, public sentiment quickly turns against the company with many potential customers saying that they will never buy a product from a company that is paying bonuses to executives while it's shedding tens of thousands of jobs and struggling to stay viable. All too often such individuals actually begin looking forward to the demise of such a company. Ford Motor Company can ill afford to travel any further down such a path. The Company and, in particular, its Shareholders need the public's sentiment and desire to be rooting for and indeed aiding in the Company's revival.

This Proposal's thrust and focus centers directly on the significant social policy issue of executive compensation and, in particular, the executive compensation at a struggling, money - losing corporation. The "Prior Proposal" of Mrs. Davis focuses on eliminating a particular type of compensation which can be the impetus for significant harm to the Company and its Shareholders when manipulated by any number of sources. The "Prior Proposal" even suggests other types of compensation as a replacement for the one it seeks to eliminate.

The Company's statement that should both Proposals win sufficient votes, the Board would be uncertain as to how to interpret / implement them lacks credibility. Obviously, with both Proposals winning, no stock options would be issued as issuance of stock options would be eliminated as a method of compensation at Ford Motor Company. Further, any other methods of compensation including direct stock awards exceeding $10,000 per week and with "the same fringe benefits that are offered to all employees" must not be awarded until five (5) consecutive years of profitability are achieved. Therefore, no ambiguity exists.

CONCLUSION

The Proponent asks that the Staff, based on the arguments delineated above, find that the Company has no basis under Rule 14a-8(i)(11) to exclude the Proposal. Further, the Proponent requests that the Staff recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials.

A copy of this letter has been sent to the Company. Seven copies of this letter have been enclosed. Please acknowledge your receipt by stamping and returning one copy in the enclosed SASE. Thank you.

Should you have any questions or wish to discuss this matter further please contact me at (281) 574-3856?

Sincerely,

William B. Thrower

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. William B. Thrower

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. William B. Thrower (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal that requests the Compensation Committee of the Board to adopt a policy requiring mandatory review of all executive compensation and that until such time as the Company is profitable for five consecutive years, such compensation be limited to $10,000 per week with no other perks including, cash bonuses, autos, memberships, stock, options or any other extra remuneration (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2008 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting.

The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth.

The Company received the Proposal on December 6, 2007. On July 2, 2007, the Company received a proposal from Mrs. Evelyn Y. Davis (the "Prior Proposal"). The Prior Proposal requests the Board to take the necessary steps to eliminate future stock option grants for senior executives. As noted above, the Proposal requests that the Company limit executive compensation to $10,000 per week and eliminate, among other things, stock option grants to executive personnel until such time as the Company achieves five consecutive years of profitability.

Although the terms of the First Proposal and the Proposal are nominally different, the principal thrust and focus of each of the proposals is the same, i.e., to limit the amount of compensation paid to senior executives. Notably, both the Proposal and the Prior Proposal propose to eliminate granting of stock options to executives as a method to limit executive compensation. Two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting No-Action Requests under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where the proposals differ in terms and scope. The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Release No. 34-12598* (July 7, 1976).

Recently the Staff has reaffirmed is position of granting No-Action Relief when a proposal substantially duplicates the principal thrust and focus of a previously submitted proposal. In *JPMorgan Chase & Co.* (March 5, 2007), a later proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a prior proposal requesting that JPMorgan's compensation committee adopt a policy that a significant portion of restricted stock and restricted stock units require the achievement of performance goals prior to vesting. Even though the proposals differed in breadth, the focus and thrust were substantially similar and, thus, the subsequent proposal was allowed to be omitted.

Likewise, in *Constellation Energy Group, Inc.* (February 19, 2004) the Staff allowed exclusion of a later proposal that requested the company's compensation committee to utilize performance and time based restricted share programs in lieu of stock options. In *Constellation,* the first proposal requested that the company's compensation committee replace the current system of compensation for executives with a commonsense executive compensation program including limiting the CEO's salary, annual bonus, long-term equity grants, and severance arrangements. Although the two proposals differed significantly in terms and breadth, the thrust and focus were substantially similar. *See also, General Motors Corporation* (April 5, 2007) and *Time Warner Inc.* (March 3, 2006).

Implicit in the "principal thrust or focus" test is the concern that the presence of multiple proposals in the same proxy statement that address the same issue in different terms creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. For instance, if the Prior Proposal and the Proposal received a majority of votes, it would be uncertain whether or not the Board could award stock options only after five years of profitability or not at all. Similarly, it would be uncertain whether or not the Board could award stock awards (which the Prior Proposal advocates in lieu of options) at any time or only grant stock awards after five years of profitability. This is precisely the type of uncertainty that Rule 14a-8(i)(11) was intended to avoid. Consequently, the Company respectfully requests the concurrence of the Staff that the Proposal may be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. William B. Thrower (via Federal Express)

EXHIBIT 1

4931 S. Nelson Dr.
Katy, TX 77493
281-574-3856
December 06, 2007

Ford Motor Company
Peter Sherry, Jr.
Corporate Secretary
One American Road
Dearborn, MI 48126-2798

Dear Mr Sherry:

I am submitting the following shareholder proposal for the 2008 Annual Meeting :

RESOLVED: That shareholders of Ford Motor Company urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring mandatory review of all executive compensation, and that until such time as the company is profitable for five (5) consecutive years, such compensation shall be limited to no more than $10,000.00 per week with the same fringe benefits that are offered to all employees. No other perks including, but not limited to, cash bonuses, autos, memberships, stock, options or any other extra remuneration shall be given executive personnel.

SUPPORTING STATEMENT : Ford has generated a net loss 3 of the last 6 years (2001-2006) with a cummulative net loss during this period of $14,329,000,000.00. The stock price decreased about 69% during this time. In 2001 there were three quarterly dividends of $0.30 and one of $0.15 which turned into $0.10 quarterly dividends thereafter till they ceased in mid 2006. Tens of thousands of employees have separated from the company, retiree health care benefits reduced, and wages for hourly new-hires slashed. Yet in 2006/2007 the company paid bonuses in the tens of millions of dollars which resulted in large scale ridcule around the world.

How can we as stockholders continue to allow dearly needed cash for product development and restructuring be siphoned off for the short term enhancement of a few? All employees of the company should forgo bonuses untill the company is firmly on profitable ground again and that should begin with our executive leaders.

Stockholders are still waiting to see their bonuses in the form of dividends and rising stock prices. After profitability returns, reward amply the company executives and employees whose diligence and efforts achieved this profitability success. I strongly encourage all stockholders to approve this proposal thereby demonstrating our commitment to principle, deed and fiscal responsibility while returning Ford to a very successful worldwide automobile manufacturer.

Sincerely,

William B. Thrower

4931 S. Nelson Drive
Katy, TX 77493
December 06, 2007

Ford Motor Company
Peter Sherry, Jr.
Corporate Secretary
One American Road
Dearborn, MI 48126-2798

Dear Mr. Sherry:

I, William B. Thrower, have owned over $2000 of Ford stock thru the Ford Stock Fund via TESPHE for the past year and will continue to do so through the date of the shareholder meeting in 2008.

Sincerely,

William B. Thrower

William B. Thrower

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 10, 2007

William B. Thrower
4931 S. Nelson Dr.
Katy, Texas 77493

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Thrower:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your email of December 7, 2007. The cover letter requests that the proposal relating to the Compensation Committee limiting the compensation paid to executives until the Company has achieved profitability for five consecutive years (the "Proposal") be included in the Company's proxy materials for the 2008 Annual Meeting of Shareholders. Thank you for including evidence of eligible share ownership with your email.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2008 proxy materials if we believe substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions relating to the Proposal, please contact me at the number above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

[redacted]

EXHIBIT 2

CERTIFIED RETURN
RECEIPT REQUESTED

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

June 26, 2007

Bill Ford, Chairman
FORD MOTOR COS.
Dearborn, Mich.

Dear Bill:

This is a formal notice to the management of FORD that Mrs. Evelyn Y. Davis, who is the owner of 500 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2008. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ~~named~~ senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

REASONS: "Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options."

"There are other ways to "reward" ~~named~~ senior executive officers, including giving them actual STOCK instead of options.

"Recent scandals involving CERTAIN financial institutions have pointed out how analysts can manipulate earnings estimates and stock prices."

"If you AGREE, please vote YOUR proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

Bill: [illegible]

CC: SEC in D.C.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 3, 2008

The proposal urges the compensation committee of the board to adopt a policy requiring mandatory review of all executive compensation, and that until such time as the company is profitable for five consecutive years, such compensation shall be limited to no more than $10,000.00 per week with the same fringe benefits that are offered to all employees.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

William A. Hines
Special Counsel

END